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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

408859106

(CUSIP Number)

MARILYN SONNIE, ESQ.

JONES DAY

222 EAST 41ST STREET

NEW YORK, NEW YORK 10017

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (3-06)

CUSIP No. 408859106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter W. Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER
346,802
NUMBER OF SHARES	8 SHARED VOTING POWER BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH	0
9 SOLE DISPOSITIVE POWER
346,802
10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 408859106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Joyce Woodworth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER
70,629
NUMBER OF SHARES	8 SHARED VOTING POWER BENEFICIALLY
OWNED BY EACH	0
REPORTING PERSON	9 SOLE DISPOSITIVE POWER
WITH	70,629
10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 408859106

The Schedule 13D for Peter W. Woodworth and Joyce Woodworth, individuals, (the “Schedule 13D”), relating to the common stock, par value $.10 per share, (“Common Stock”) of Hampshire Group, Limited, a Delaware corporation (the “Company”), is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to read in its entirety as follows:

Mr. Woodworth was previously employed by a subsidiary of the Company. His employment ended as of December 31, 2000. Mr. Woodworth is currently the president of WKM Properties LLP, a family real estate development firm, located at 902 East Second Street, Suite 100, Winona, Minnesota 55987-4696.

Mrs. Woodworth is the producer and director of the “Spirit of the Heartland” television series for the HBCI cable television company located at 58 Johnson Street, Winona, Minnesota 55987.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include:

As reported in Item 5(c), on June 4, 2001, Mr. Woodworth purchased 8,000 shares of Common Stock at the price of $8.50 per share. This purchase was made using personal funds.

The shares that were acquired other than by purchase and the method by which they were acquired are reported in Annex A attached hereto and incorporated herein by this reference.

Mr. and Mrs. Woodworth each disclaim any beneficial ownership of the other’s stock.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

Mr. Woodworth was employed by Hampshire Designers, Inc. between October 10, 1995 and December 31, 2000.

Mr. Woodworth served as a member of the Board of Directors from June 1996 until May 2004, at which time he became a Director Emeritus.

Mr. and Mrs. Woodworth will continuously evaluate their ownership of Common Stock and the Company’s business and industry. Depending on market conditions and other factors that Mr. and/or Mrs. Woodworth may deem material to his or her investment decisions, including the availability of other investment opportunities, Mr. and/or Mrs. Woodworth may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that either Mr. or Mrs. Woodworth now owns or may hereafter acquire.

Without limitation of the foregoing, Mr. and Mrs. Woodworth intend to continually evaluate and review the Company’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, and either Mr. or Mrs. Woodworth may engage in communications with one or more shareholders, officers or directors of the Company regarding the Company, including but not limited to its operations. Based on such evaluation, review, communication and other factors (including, without limitation, the attitude of the board of directors and management of the Company), Mr. and Mrs. Woodworth will continue to consider various courses of action and will in the future take such actions with respect to their investments in the Company as each of them deem appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the board of directors of the Company for themselves or others; making recommendations to members of management concerning various business strategies, acquisitions, dividend policies and other matters; seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise; or such other actions as Mr. or Mrs. Woodworth may deem appropriate.

CUSIP No. 408859106

Except to the extent the foregoing may be deemed a plan or proposal, Mr. and Mrs. Woodworth have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Mr. and Mrs. Woodworth may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate and implement plans or proposals with respect to the foregoing.

ITEM 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) As of the date of this Report, Mr. Woodworth is the beneficial owner of 346,802 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Woodworth represent approximately 4.4% of the outstanding shares of Common Stock.

As of the date of this Report, Mrs. Woodworth is the beneficial owner of 70,629 shares of Common Stock. The shares of Common Stock beneficially owned by Mrs. Woodworth represent approximately 0.9% of the outstanding shares of Common Stock.

The percentages used in this paragraph (a) are calculated based upon the 7,849,405 shares of Common Stock outstanding as reported by the Company as of May 5, 2006.

Item 5(c) of the Schedule 13D is hereby amended to include Annex A attached hereto and incorporated herein by this reference.

CUSIP No. 408859106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.

Peter W. Woodworth /s/ Peter W. Woodworth

Joyce Woodworth /s/ Joyce Woodworth
November 15, 2006

CUSIP No. 408859106

Annex A

Date	Transaction (P = Mr. Woodworth J = Mrs. Woodworth)	Number of shares of common stock and price

February 7, 1996	Employee performance award to P	3,000 stock options (remained unexercised and expired in December 2001)

October 1997	Donation by P	8,439 valued @ $17.25 per share

December 30, 1997	Preferred Stock converted to Common Stock P’s Shares	101,104 @ $12.500 per share
	J’s Shares	22,896 @ $12.500 per share

March 12, 1998	Contingent purchase price payments To P	11,597 @ $ 14.8922 per share
	To P’s deferred compensation plan	6,628 valued @ $14.8922 per share
	To J	2,626 @ $ 14.8922 per share

December 31, 1998	Award to P’s deferred compensation plan	372 valued @ $11.194 per share

March 12, 1999	Contingent purchase price payments To P	15,259 @ $11.0323 per share
	To P’s deferred compensation plan	4,243 valued @ $11.194 per share
	To J	3,455 @ $11.0323 per share

December 30, 1999	P received from deferred compensation plan	5,622 @ $13.372 per share

January 24, 2000	P received from deferred compensation plan	5,621 @ $13.372 per share

June 4, 2001	Purchase by P	8,000 @ $8.50 per share

June 11, 2003	Sale by P	15,000 @ $28.565 per share

June 12, 2003	Sale by P	2,500 @ $28.565 per share

June 16, 2003	Sale by P	2,500 @ $29.12 per share

June 17, 2003	Sale by P	10,000 @ $29.79 per share

June 23, 2003	Sale by P	10,000 @ $28.50 per share

June 24, 2003	Sale by J	3,000 @ $29.875 per share

June 25, 2003	Sale by J	3,000 @ $30.075 per share

June 30, 2003	Sale by J	1,000 @ $30.175 per share
1,500 @ $30.00 per share

July 1, 2003	Sale by J	500 @ $29.30 per share

July 9, 2003	Sale by J	1,000 @ $29.675 per share

July 30, 2003	Sale by J	1,000 @ $30.915 per share

July 31, 2003	Sale by J	1,000 @ $31.00 per share

August 19, 2003	Sale by J	1,000 @ $32.80 per share

August 21, 2003	Sale by J	1,000 @ $32.875 per share

August 25, 2003	Sale by J	1,000 @ $32.875 per share

October 8, 2003	P exchanges for 17% equity interest in Hampshire Investments, Limited	76,500 valued @ $34.15 per share

April 28, 2005	Sale by P	30,000 @ $39.00 per share

June 2005	Hampshire effects a 2-for-1 stock split To P	180,703
	To J	56,652

September 22, 2005	Sale by P	14,604 @ $24.00 per share
	Sale by J	42,675 @ $24.00 per share